Arg 3/11/03

03012131

ATES
NGE COMMISSION
C. 20549

cm

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Euro American Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Avenue K, Suite 150
(No. and Street)

Plano (City) Texas (State) 75074 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Timothy Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Euro American Capital Corporation**, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

Signature

____

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO AMERICAN CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro American Capital Corporation

We have audited the accompanying statement of financial condition of Euro American Capital Corporation as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro American Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 20, 2003

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

EURO AMERICAN CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 29,041
Commissions receivable	11,000
Receivable from Parent	24,373
Advances to brokers	1,853
Prepaid expenses	475
Clearing deposit	9,000
Property and equipment, net of accumulated depreciation of $2,117	14
TOTAL ASSETS	$ 75,756

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

TOTAL LIABILITIES	$ -

Stockholder's Equity

Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	106,090
Accumulated deficit	(31,334)
TOTAL STOCKHOLDER'S EQUITY	75,756
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 75,756

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Statement of Income
Year Ended December 31, 2002

Revenue	
Underwriting revenue	$ 286,801
Consulting fees	173,599
Other revenue	10,589
TOTAL REVENUE	470,989
Expenses	
Compensation and related costs	382,896
Communications	883
Management fees paid to Parent	57,009
Occupancy and equipment	3,123
Regulatory fees	15,884
Professional Fees	23,972
Other expenses	35,744
TOTAL EXPENSES	519,511
Net loss before income tax benefit	(48,522)
Income tax benefit	24,373
NET LOSS	$ (24,149)

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2001	1,000	$ 1,000	$ 96,090	$ (7,185)	$ 89,905
Additional capital contributed	-	-	10,000	-	10,000
Net loss	-	-	-	(24,149)	(24,149)
Balances at December 31, 2002	1,000	$ 1,000	$ 106,090	$ (31,334)	$ 75,756

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (24,149)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	426
Change in assets and liabilities	
Increase in commissions receivable	(11,000)
Increase in receivable from Parent	(24,373)
Increase in advances to brokers	(1,853)
Decrease in prepaid expenses	1,233
Decrease in accrued expenses	(63,466)
Decrease in income taxes payable	(7,448)
Net cash used in operating activities	(130,630)
Cash flows from financing activities:	
Additional capital contributed	10,000
Net decrease in cash	(120,630)
Cash at beginning of year	149,671
CASH AT END OF YEAR	$ 29,041

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 7,448

See notes to financial statements.

EURO AMERICAN CAPITAL CORPORATION
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Euro American Capital Corporation (Company) was incorporated in July 1997 as a Texas corporation. The Company is a wholly-owned subsidiary of Richard & Stout, Inc. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's securities business consists primarily of the sale of interests in private placement offerings only on a best effort subscription basis. The Company had no general securities revenue during the year. The Company's customers are individuals located throughout the United States.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Underwriting Revenue

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are reflected in other expenses in the accompanying statement of income and totaled approximately $3,172 for 2002.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $9,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $37,987 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 4 - Property and Equipment

Property and equipment consists of office equipment carried at a cost of $2,131, less accumulated depreciation of $2,117. Depreciation expense for the year was $426 and is reflected in occupancy and equipment costs in the accompanying statement of income.

Note 5 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with SFAS No. 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The amount receivable from the Parent resulting from the Company's income tax benefit to the Parent at December 31, 2002 totals $24,373.

Note 5 - Income Taxes (continued)

The primary difference between income tax benefit attributable to continuing operations for the year and the amount of income tax benefit that would result from applying domestic federal statutory rates to pretax loss from continuing operations is the cash basis method of accounting used by the Parent and the Company for income tax purposes

Note 6 - Related Party Transactions

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent has a management and consulting agreement (Agreement) with the Company. The Agreement requires the Parent to provide management and other services to the Company for a term of five years beginning May 1998 and expiring April 2003, unless terminated by either party with 30 days written notice. Monthly fees for such services are $25,000. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements. (See Note 3) The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. The total fees incurred during 2002 under this Agreement totaled $57,009. Management fees waived during 2002 totaled $242,991. The Agreement was not consummated on terms equivalent to arms length transactions.

The Parent paid $173,599 in consulting fees to the Company during 2002.

The Company's receivable from the Parent resulting from the Company's income tax benefit to the Parent at December 31, 2002 totals $24,373. (See Note 5).

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

EURO AMERICAN CAPITAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity qualified for net capital	$ 75,756
Deductions and/or charges	
Non-allowable assets:	
Petty cash	54
Commissions receivable	11,000
Receivable from Parent	24,373
Advances to brokers	1,853
Prepaid expenses	475
Property and equipment, net	14
Total deductions and/or charges	37,769
Net Capital	$ 37,987
Aggregate indebtedness	
Accrued expenses	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 32,987
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002 as filed by Euro American Capital Corporation on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Euro American Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Euro American Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 20, 2003